Amended

[redacted]

15025194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8- 48938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

3/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. ALDEN Associates Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 OLD YORK Rd Suite 837
(No. and Street)

JENKINTOWN PA 19046
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID E KLEIN CPA
(Name – *if individual, state last, first, middle name*)

3993 HUNTINGDON PK Suite 201 HUNTINGDON VALLEY PA 19006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

DP 3/11/15

OATH OR AFFIRMATION

I, Peter Engelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J Alden Associates Inc, as of 12th February, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROL BLENDER
Notary Public
ABINGTON TWP., MONTGOMERY COUNTY
My Commission Expires May 22, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Alden Associates, Inc.

Peter A. Engelbach
President

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C. 194 SECTION

The Pavilion
P.O. Box 744
Jenkintown, PA 19046
(215) 572-8700
www.j-alden.com

March 27, 2015

Gentlemen:

Attached is a revised Annual Audit Report. The original report we sent did not include an "Exemption Report". We had instead enclosed the Representation Letter.

Very truly yours,

Peter A. Engelbach

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 436127 (Please retain this number for further inquiries regarding this form)
Submitted By: cblender1
Submitted Date: Fri Feb 27 12:23:52 EST 2015

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*		PCAOB #*	
David E. Klein CPA		5483	
Auditor Address - Street*	**City***	**State***	**Zip Code***
3993 Huntingdon Pike STE 201	Huntingdon Valley	PA	19006

Auditor Main Phone Number*
215 947-5474

Lead Audit Partner Name*
David E. Klein

Lead Audit Partner Direct Phone Number*
215 947-5474

Lead Audit Partner Email Address*
davidkleincpa@gmail.com

FYE: 2014-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5 (d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5 (d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)*

○ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

◉ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

○ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

◉ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

○ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☑ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Annual Audit 2014.pdf 713187 bytes

J. ALDEN ASSOCIATES, INC.

REPORT CONTAINING FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

AND

ACCOUNTANT'S REPORT THEREON PURSUANT TO RULE 17A-5

OF THE SECURITIES AND EXCHANGE COMMISSION

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215) 947-5474
Fax: (215) 947-9706
Email DAVIDKLEINCPA@GMAIL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of J. Alden Associates, Inc.

We have audited the accompanying financial statements of J. Alden Associates, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. J. Alden Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of J. Alden Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of J. Alden Associates, Inc.'s financial statements. The supplemental information is the responsibility of J. Alden Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

David E. Klein

David E. Klein

Huntingdon Valley, PA

February 12, 2015

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$	137,234
Restricted Cash		25,020
Receivables From Brokers and Dealers		10,540
Receivables From Non-Customers		145,570
Securities Owned:		
Marketable, at Market Value		28,141
Prepaid Expenses		8,198
Total Current Assets	$	354,703
FURNITURE AND EQUIPMENT		
Security Deposits		2,315
Furniture and Equipment, at Cost		
Less: Accumulated Depreciation of $72,704		4,609
Total Furniture and Equipment		6,924
TOTAL ASSETS	$	361,627

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	291,444
Accrued Taxes		928
Total Current Liabilities		292,372
STOCKHOLDER'S EQUITY		
Common Stock, 2,000 shares authorized, 1,303 issued, 1073 shares outstanding, no par value, no stated value		142,804
Retained Earnings (Deficit)		(51,136)
Less: Common Stock in Treasury, 230 shares at cost		(22,413)
Total Stockholder's Equity		69,255
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	361,627

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Commissions	$ 4,186,504
Interest and Dividends	518
Realized Gain (Loss) on Marketable Securities	(1,362)
Unrealized Gain (Loss) on Marketable Securities	2,333
Total Revenues	4,187,993
Expenses	
Commission Expense	3,576,980
Employee Compensation and Benefits	248,453
Clearance Fees	44,477
Professional Fees	25,624
Travel and Entertainment	30,016
Occupancy Expense	23,028
Communication Expense	20,965
Taxes, Other than Income Taxes	16,761
Equipment Rental	3,020
Other Operating Expenses	85,283
Total Expenses	4,074,607
Net Income	$ 113,386

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Common Stock, no par Value, 2000 Shares Authorized,	
1303 Shares Issued	
Shares Outstanding, January 1, 2014	1,073
Shares Outstanding December 31, 2014	1,073
Balance, at Cost, Beginning and End of Year	$ 142,804
Treasury Stock, Cost	
Shares, January 1, 2014	230
Shares, December 31, 2014	230
Balance, Beginning and End of Year	$ (22,413)
Retained Earnings (Deficit)	
Balance, January 1, 2014	$ (37,264)
Net Income	113,386
Distributions to Shareholder	(127,258)
Balance, December 31, 2014	$ (51,136)
Total Stockholder's Equity	$ 69,255

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Subordinated Borrowings at January 1, 2014	$	0
Changes In Subordinated Borrowings		0
Subordinated Borrowings at December 31, 2014	$	0

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net Income	$ 113,386
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:	
Depreciation Expense	2,314
Unrealized Gain on Marketable Securities	(2,333)
Realized Loss on Marketable Securities	1,362
(Increase) Decrease In Assets	
Accounts Receivable	(94,398)
Prepaid Expenses	(200)
Employee Advances	886
Increase (Decrease) In Liabilities:	
Accounts Payable and Accrued Expenses	207,847
Accrued Taxes	(13,095)
Total Adjustments	102,383
Net Cash Provided by Operating Activities	215,769
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(3,004)
Proceeds From Sale of Securities	9,316
Purchase of Securities	(6,607)
Net Cash Used By Investing Activities	(295)
Cash Flows From Financing Activities:	
Distributions to Shareholder	(127,258)
Net Cash Used By Financing Activities	(127,258)
Net Increase In Cash	88,216
Cash - January 1, 2014	74,038
Cash - December 31, 2014	162,254
Supplemental Cash Flows Disclosures:	
Interest Paid	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. was incorporated on November 3, 1995. The Company received its license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells investment and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $ - 0 – for the year ended December 31, 2014.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line methods, for financial reporting purposes, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Office Equipment	5 Years
Computer Equipment	3 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

CASH, RESTRICTED CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

Restricted cash consists of a reserve requirement of $25,000 per agreement with the clearing broker/dealer, and earnings thereupon.

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

The Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2011 through 2014 are subject to examination by the taxing authorities, generally for three years after they were filed.

Note 2

MARKETABLE SECURITIES

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities'. Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 25,808	$ 2,333	$ - 0 -	$ 28,141

Note 3

FAIR VALUE MEASUREMENTS

The Company measures on a recurring basis of its investments at fair value in accordance with FASB codification (Fair Value Measurements and Disclosures", which provides the framework for measuring fair value. That hierarchy priorities the inputs used in determining valuations into three (3) levels. The levels of fair value hierarchy are as follows:

Level 1: Securities traded on an active market. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Shares of stock are valued at quoted market prices at year-end.

Level 2: Securities not traded on an active market but observable market inputs are readily available. No Level 2 inputs were available to the Company.

Level 3: Securities not traded on an active market and observable inputs are not readily available. No Level 3 inputs were available to the Company.

Note 3

FAIR VALUE MEASUREMENTS, Continued

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014:

Shares of Stock:	Valued at quoted market prices of shares held by the Company at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 28,141	$ - 0 -	$ - 0 -	$ 28,141

Note 4

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2014 consists of the following:

Furniture	$ 62,614
Computer Equipment	13,464
Office Equipment	1,235
Total	77,313
Less: Accumulated Depreciation	72,704
Total Furniture, Equipment and Depreciation	$ 4,609

Depreciation expense for the year ended December 31, 2014 was $2,314.

Note 5

COMMISSIONS RECEIVABLE

Commissions receivable consists of amounts due from insurance and investment sales due within thirty (30) days.

Note 6

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities and office equipment. Rent expense incurred for the year ended December 31, 2014 was $23,028. As of December 31, 2014, the remaining future minimum lease payments are as follows:

December 31, 2015	$ 9,270

Note 7

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of the board of directors. For the year ended December 31, 2014, there was no discretionary contribution.

Note 8

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the financial Industry Regulatory Authority ("FINRA") AND THE Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of the aggregate indebtedness, whichever is greater. At December 31, 2014, the Company had net capital of approximately $30,777 which was $11,286 in excess of the $19,491 required to be maintained at that date. The Company's net capital ratio was 9.50 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The accompanying notes are an integral part of these financial statements.

Note 9

SUBSEQUENT EVENTS

Management has evaluated events through February 12, 2015, the date on which the financial statements were available to be issued.

Note 10

CONTINGENCIES

In the normal course of business, there can be various claims against the Company. In the opinion of the Company's management and counsel, the amount of such losses that might result from these claims, if any, would not materially affect the Company's financial position.

SUPPLEMENTARY INFORMATION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE I
COMPUTATION OF NET CAPITALUNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$	69,255
Add:		
A. Subordinated Borrowings Allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Liabilities		69,255
Deductions and/or Charges		
A. Non-Allowable Assets		
Receivables - Other	$	0
Receivables From Non-Customers		18,960
Furniture and Equipment		4,609
Other Assets		10,513
Total Deductions/and or Charges		34,082
Net Capital Before Haircuts on Securities Positions		35,173
Haircuts on Securities		
A. Trading Securities	$	4,396
Net Capital	$	30,777
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable, Accrued and Other Liabilities	$	292,372
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	19,491
Ratio: Aggregate Indebtedness to Net Capital		9.50 To 1
RECONCILATION WITH COMPANY'S COMPUTATION		
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	30,777
Net Audit Adjustments		0
Net Capital Per Above	$	30,777

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15c3-3):	$ 0
A. Number of Items	$ 0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ 0
A. Number of Items	$ 0

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS
DECEMBER 31, 2014

Not Applicable

The accompanying notes are an integral part of these financial statements.

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215) 947-5474
Fax: (215) 947-9706
Email DAVIDKLEINCPA@GMAIL.COM

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of J. Alden Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by J. Alden Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating J. Alden Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. J. Alden Associates, Inc.'s management is responsible for J. Alden Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David E. Klein

David E. Klein

Huntingdon Valley, PA

February 12, 2015

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215) 947-5474
Fax: (215) 947-9706
Email DAVIDKLEINCPA@GMAIL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of J. Alden Associates, Inc.

We have reviewed management's statements, included in the accompanying 15c3-3, in which (1) J. Alden Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David E. Klein

David E. Klein

Huntingdon Valley, PA

February 12, 2015

J. Alden Associates, Inc.

Peter A. Engelbach
President

The Pavilion
P.O. Box 744
Jenkintown, PA 19046
(215) 572-8700
www.j-alden.com

EXEMPTION REPORT

Firm Assertions

We confirm to the best of our knowledge and belief that:

1. J. Alden Associates, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014.
2. J. Alden Associates, Inc. met the identified exemption provisions in SEC Rule 15c3 (k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014 without exemption.

Sign: [signature] Date: 2/27/15

Officer: President